

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

May 6, 2009

<u>**Via U.S. Mail and Fax (405) 948-2038**</u>

Mr. Lonnie J. Lowry
Chief Financial Officer
Panhandle Oil and Gas Inc.
Grand Centre, Suite 300
5400 North Grand Blvd.
Oklahoma City, OK 73112

> **Re: Panhandle Oil and Gas Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Filed December 11, 2008**
> **Response Letter Dated March 11, 2009**
> **File No. 1-31759**

Dear Mr. Lowry:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director